SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that received on April 4, 2019, from B3 S.A. – Brasil, Bolsa, Balcão, Official Letter 156/2019, requesting clarifications regarding news published in the newspaper "O Estado de São Paulo", which includes the information transcribed below:

Transcript of Official Letter 156/2019-SAE:

"Centrais Elétricas Brasileiras S.A. - Eletrobras

At. Ms. Elvira Baracuhy Cavalcanti Presta

CFO and IRO

Ref .: Request for clarification of news in the press

Dear Sirs,

In a report published by O Estado de São Paulo newspaper, on 04/04/2019, among other information, Santander will be the sole coordinator of an Eletrobras R$ 4 billion debenture issue, when company will honor about US$ 1 billion in bonds due in early July.

We request clarification on the item indicated, until 9 am on 04/05/2019, with your confirmation or not, as well as other information considered important."

In consideration of the above-mentioned Office, we clarify that:

1.   As widely disclosed to the market, Eletrobras, within the framework of the Business and Management Master Plan ("PDNG") 2019/2023, intends to reduce the Net Debt/Management Ebitda ratio, through the adoption of various measures, such as divestments, privatizations and debt management;

2.    Thus, the Company always monitors market conditions in order to take advantage of the most advantageous opportunities for fundraising or managing the Company's debts;

3.    In this context, the Company hired Banco Santander in order to contribute to the achievement of the goals established in the PDNG, among them, the possibility of new funding of funds for discharge or debt management;

4.   However, on this date, there is no formal approval by the Company's management to carry out any operation in the market and the opportunities continue to be evaluated by the Company;

5.   The Company will inform in a timely manner and in accordance with the pertinent legislation the possible launch of financial operations of fundraising that depend on the window of opportunity of the market and approval of the administration.

Rio de Janeiro, April 4, 2019

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.